Via EDGAR
Mr. Kevin Rupert
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
January 8, 2009

Re:       Firsthand Funds (the “Trust” or the “Registrant”); File Nos: 33-73832 and 811-08268

Dear Mr. Rupert:

Pursuant to our telephone conversation on December 24, 2008, the following are our responses to your comments on Firsthand Funds’ (the “Trust’s”) proxy statement filed on December 22, 2008.  In addition, we have refiled this proxy statement as a preliminary proxy statement in order to initiate a new review period, at your request.

Comment 1: Provide the Tandy representations in the response letter.

As requested, the Registrant represents as follows:

We acknowledge that:

•      the Registrant is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 2: Confirm that having the proposals being voted on as two separate meetings does not violate state law requirements.

While we believe that calling separate meetings for the separate proposals does not violate Delaware state law requirements for statutory trusts, the Trust has decided to change the structure of the meeting such that all proposals will be voted on at the same meeting.

January 8, 2009

Comment 3: Clarify whether dollar-based voting or one-share-one-vote will be used when counting votes cast for the trustee proposals.

Comment accepted.  We have revised the proxy statement to clarify that one-share-one-vote is what the Declaration of Trust requires.

Comment 4: Disclose the number of times the Pricing Committee met in 2008

Comment accepted.  We have now provided that information in the proxy statement.

Comment 5: Provide additional disclosure regarding option strategy and the risk involved.

Comment accepted.  We have revised the relevant sections in the proxy statement accordingly.

Comment 6: Consider whether the disclosures required by item 22(b)(17) of Schedule 14A are necessary.

We believe that such disclosure is not necessary because the trustees who resigned did not resign because of a disagreement with the Trust on any matter relating to the Trust’s operations, policies or practices.  Furthermore, neither of the Trustees who resigned has furnished the Trust with any letter describing such disagreement, nor have such Trustees requested any matter be disclosed pursuant to item 22(b)(17).

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 408-521-4138.

Very truly yours,

/s/ Kelvin K. Leung

Kelvin K. Leung
General Counsel
Firsthand Capital Management, Inc.

cc:  Kevin Landis, President, Firsthand Capital Management, Inc.